U. S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 12b-25

NOTIFICATION OF LATE FILING

(Check one)_X_ Form 10-K ___Form 20-F ___Form 11-K _ _ Form 10-Q ___Form N-SAR

For period ended: December 31, 2002

( ) Transition Report on Form 10-K

( ) Transition Report on Form 20-F

( ) Transition Report on Form 11-K

( ) Transition Report on Form 10-Q

( ) Transition Report on Form N-SAR

For the Transition Period Ended: ____________.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: __________.

PART I - REGISTRANT INFORMATION

CLAMSHELL ENTERPRISES, INC.

Name of Registrant

Nevada	0-32307	13-4067623
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
5150 Tamiami Trail North, Suite 202 Naples, Florida	34103
(Address of Principal Executive Office)	(Zip Code)

Issuer's telephone number, including area code: 239 430 2222

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

( ) a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

( X ) b. The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

( ) c. The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

There was a change in control subsequent to the year end. Current management is in the process of verifying the accuracy of the information provided by previous company management as of and for the year ended 2002.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this information:

Martin Berns

Name

(239) 430 2222

Area Code and Phone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). ( X ) Yes ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ( ) Yes ( X ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURES

CLAMSHELL ENTERPRISES, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: /S/ MARTIN BERNS

Martin Berns, President and Chief Executive Officer

By: /S/ IVAN BIAL

Ivan Bial, Director and Secretary

Date: March 31, 2003